SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 28, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Report of independent accountants on special review
Quarter ended March 31, 2004
(A translation of the original report in Portuguese as filed with the Brazilian Securities
Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended March 31, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

April 30, 2004

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - March 31, 2004

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70
4 - NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - APS - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1440	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1133	13 - FAX 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME PAULO PEDRÃO RIO BRANCO
2 - COMPLETE ADDRESS SIA/SUL - APS - LOTE D- BL B - TÉRREO			3 - DISTRICT BRASILIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL paulopedrao@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2004	12/31/2004	1	01/01/2004	03/31/2004	4	10/01/2003	12/31/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 03/31/2004	3 - PRIOR QUARTER 12/31/2003	4 - SAME QUARTER OF PRIOR YEAR 03/31/2003
PAID CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	226,007,753	222,670,188	222,670,188
3 - TOTAL	360,039,441	356,701,876	356,701,876
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,051,100
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,051,100

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	AGO	04/19/2004	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/2004	ON	0,0005286557
02	AGO	04/19/2004	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/2004	PN	0,0005286557
03	AGO	04/19/2004	DIVIDEND	05/03/2004	ON	0,0000112827
04	AGO	04/19/2004	DIVIDEND	05/03/2004	PN	0,0000112827
05	RD	01/30/2004	INTEREST ON SHAREHOLDERS’ EQUITY		ON	0,0001794657
06	RD	01/30/2004	INTEREST ON SHAREHOLDERS’ EQUITY		PN	0,0001794657

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/18/2004	2,568,240	23,808	CAPITAL RESERVE	3,337,565	0.0215000000

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 04/30/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
1	TOTAL ASSETS	7,140,109	7,061,015
1.01	CURRENT ASSETS	992,764	834,187
1.01.01	CASH AND CASH EQUIVALENTS	576,954	490,891
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	415,810	343,296
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	140,117	199,725
1.01.04.02	RECEIVABLES DIVIDENDS	271,785	138,062
1.01.04.03	OTHER ASSETS	3,908	5,509
1.02	NONCURRENT ASSETS	1,754,960	1,752,687
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,420,094	1,497,857
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,420,094	1,497,857
1.02.02.02.01	LOANS AND FINANCING	1,420,073	1,497,843
1.02.02.02.02	ADVANCED FOR FUTURE CAPITAL INCREASE	21	14
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	334,866	254,830
1.02.03.01	LOANS AND FINANCING	126,637	125,044
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	204,674	125,608
1.02.03.03	JUDICIAL DEPOSITS	2	2
1.02.03.04	OTHER ASSETS	3,553	4,176
1.03	PERMANENT ASSETS	4,392,385	4,474,141
1.03.01	INVESTMENTS	4,389,240	4,470,460
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,377,469	4,458,228
1.03.01.03	OTHER INVESTMENTS	11,771	12,232
1.03.02	PROPERTY, PLANT AND EQUIPMENT	2,072	2,600
1.03.03	DEFERRED CHARGES	1,073	1,081

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
2	TOTAL LIABILITIES	7,140,109	7,061,015
2.01	CURRENT LIABILITIES	512,146	435,300
2.01.01	LOANS AND FINANCING	140	91
2.01.02	DEBENTURES	200,092	213,899
2.01.03	SUPPLIERS	2,274	454
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	27,909	4,217
2.01.04.01	INDIRECT TAXES	4,344	4,133
2.01.04.02	TAXES ON INCOME	23,565	84
2.01.05	DIVIDENDS PAYABLE	277,087	213,514
2.01.06	PROVISIONS	568	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	4,076	3,125
2.01.08.01	PAYROLL AND SOCIAL CHARGES	478	356
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	104	145
2.01.08.03	EMPLOYEE PROFIT SHARING	3,168	2,420
2.01.08.04	OTHER LIABILITIES	326	204
2.02	LONG-TERM LIABILITIES	481,101	477,328
2.02.01	LOANS AND FINANCING	383	423
2.02.02	DEBENTURES	441,721	437,593
2.02.03	PROVISIONS	0	233
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	38,997	39,079
2.02.05.01	TAXES ON INCOME	38,997	39,079
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	6,146,862	6,148,387
2.05.01	CAPITAL	2,568,240	2,544,432
2.05.02	CAPITAL RESERVES	337,210	361,018
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	898,043	898,043
2.05.04.01	LEGAL	195,073	195,073
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	702,970
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,343,369	2,344,894

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2004 TO 03/31/2004	4 - FROM 01/01/2004 TO 03/31/2004	5 - FROM 01/01/2004 TO 03/31/2003	6 - FROM 01/01/2004 TO 03/31/2003
3.01	GROSS REVENUE	0	0	0	0
3.02	REVENUE DEDUCTIONS	0	0	0	0
3.03	NET REVENUE	0	0	0	0
3.04	COST OF SERVICES RENDERED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME (EXPENSES)	51,625	51,625	16,015	16,015
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(5,620)	(5,620)	(4,702)	(4,702)
3.06.03	FINANCIAL	(28,111)	(28,111)	(69,968)	(69,968)
3.06.03.01	FINANCIAL INCOME	81,531	81,531	98,258	98,258
3.06.03.02	FINANCIAL EXPENSES	(109,642)	(109,642)	(168,226)	(168,226)
3.06.04	OTHER OPERATING INCOME	133	133	394	394
3.06.05	OTHER OPERATING EXPENSES	(2,617)	(2,617)	(633)	(633)
3.06.06	EQUITY IN SUBSIDIARIES	87,840	87,840	90,924	90,924
3.07	OPERATING INCOME (LOSS)	51,625	51,625	16,015	16,015
3.08	NONOPERATING INCOME (EXPENSES)	(11,285)	(11,285)	(7,577)	(7,577)
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	(11,285)	(11,285)	(7,577)	(7,577)
3.09	INCOME (LOSS) BEFORE TAXES/PROFIT SHARING	40,340	40,340	8,438	8,438
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	(41,117)	(41,117)	(29,756)	(29,756)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/ CONTRIBUTIONS	(748)	(748)	(185)	(185)
3.12.01	PARTICIPATIONS	(748)	(748)	(185)	(185)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	75,000	75,000	122,000	122,000
3.15	NET INCOME FOR THE PERIOD	73,475	73,475	100,497	100,497
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	358,558,641	358,558,641	355,650,776	355,650,776
	EARNINGS PER SHARES	0.00020	0.00020	0.00028	0.00028
	LOSS PER SHARES

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - March 31, 2004

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.668/0001-70

04.01 - NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended March 31, 2004

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“The Company”) was established in accordance with Article 189 of Law 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process, which the spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S.A. (“SOLPART”), which holds 53.59% of the Company’s voting capital and 20.92% of total capital.

The Company is registered with the Brazilian Securities Commission - CVM) and the Securities and Exchange Commission - SEC in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (“NYSE”).

The Company is a pure holding company, indirectly carrying out operations through your parent company, Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. In this area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, the Company renders from July of 1998 STFC local and local intra-region long distance.

With the recognition of the fulfillment in advance of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), forecast for December 31, 2003, in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper (DOU) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, permitting the Brasil Telecom S.A, its parent companies, its subsidiaries and associated companies to obtain new authorizations. On the same date ANATEL issued authorizations for the Brasil Telecom S.A to provide STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II of III of PGO. As a result of these authorizations the Company began to provide the Domestic and International Long Distance services in the new regions, starting on January 22, 2004. In the case of the Local Service, to be provided in regions I and III, as established in the regulations, the Company has a period of 12 months to begin operations as from the date of the aforementioned authorization.

The information referring to the quality and univeralization targets of the Switched Fixed Telecommunications Services - STFC adopted by its operator are available for interested parties on the web site of the Brazilian Telecommunications Agency, ANATEL, at the following address: www.anatel.gov.br.

The subsidiary Brasil Telecom S.A. has two wholly-owned subsidiaries: (i) BrT Serviços de Internet S.A. (“BrTI”), established in October 2001, engaged in the provision of internet services and related activities since 2002, when it entered into operation; and (ii) Brasil Telecom Celular S.A. (“BrT Celular”), established in December 2002 to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Subsidiary operates STFC. At the end of the quarter, BrT Celular was initiating its structuring process - pre-operating phase, and the beginning of its activities is forecasted for the second semester of 2004.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc (“NTI”). The latter, which was previously a minority investment, passed through a spin-off of its assets in the first trimester of 2003, becoming a subsidiary. NTP and NTI are engaged in holding interests in Internet Group (Cayman) Limited, which provides access to the Internet, which the sum of these investments represents a minority interest.

Completing the information on the companies where the Company exercises control indirectly, during the second quarter of 2003 Brasil Telecom Serviços de Internet S.A. invested, as a shareholder or quotaholder, and started to have the control of the following companies:

(i) BrT Cabos Submarinos (formerly Known as GlobeNet) Group

This group of companies operates through a system of submarine handles of fiber optics, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. The following companies comprised it:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): company acquired for the BrTI on June 11, 2003, as part of purchasing program of the Group GlobeNet, acquisition previously disclosed on November 19, 2002, through relevant fact.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): company acquired for the BrTI on June 11, 2003, in which has the direct control and the full control in set with BrT CSH, being also a part of the purchasing program of the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. It is also part of the purchasing program of the GlobeNet Group. BrT SCS Bermuda holds the total share of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

(ii) iBest Group

BrTI has held, since February 2002, a minority interest in the iBest Holding Corporation (“IHC”), a company incorporated in the Caiman Islands. In June 2003, BrTI started to control the iBest Group, which includes the main companies are: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (IV) Freelance S.A.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission - CVM and standards applicable to Switched Fixed Telecommunications Services - STFC concessionaires.

As the Company is registered with the Securities and Exchange Commission - SEC, it is subject to its rules, and should prepare financial statements and other information using criteria that comply with that entity’s requirements. To comply with these requirements and aiming to meet the market’s information needs, the Company adopts the practice of publish information simultaneously in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless stated otherwise. According to each situation, the notes to the financial statements presented information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on the judgment of the management for determining the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them.

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees.

  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between parent Company and Consolidated net income and Shareholders’ Equity are presented as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	03/31/04	12/31/03	03/31/04	12/03/03
PARENT COMPANY	73,475	144,166	6,146,862	6,148,387
Records made in the Subsidiary’s Shareholders’ Equity:
Donations and Other	-	(2,520)	-	-
Interest capitalized in Subsidiary	873	3,493	(10,187)	(11,060)
CONSOLIDATED	74,348	145,139	6,136,675	6,137,327

In addition, the Company presents the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures - NPC Nr. 20 of Brazilian Institute of Accountants (“IBRACON”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its Subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the end of the quarter, not exceeding market value.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers are also included in trade accounts receivable. The criteria adopted for making the provision for doubtful accounts take into account the calculation of the actual percentage losses incurred on each range of maturity for accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts not yet due and the unbilled portion, thus comprising the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average cost of acquisition, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and non current assets. For the obsolete items is recorded a provision for losses.

d. Investments: Investments in subsidiaries were valued by the equity method. The goodwill was calculated based on the expectation of future results and its amortization is related to the volume and timing forecasted over a period of not more than ten years. Other investments are recorded at acquisition cost, less a provision for losses, when applicable. The investments derived from income tax incentives are recognized at the date of the investment, and result in shares of companies with tax incentives or quotas investment funds. In the period between the investment date and receipt of shares or quotas, they are classified in the Noncurrent assets. The Company adopts the criteria of using the maximum percentage of tax allocation. These investments are carried at cost or market prices and periodically valued and, when the latter is lower, provision for losses is recorded.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges related to loans assets used to finance constructions in progress are capitalized.

Costs incurred that represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair costs are charged to income, respecting the accrual basis.

Depreciation is calculated using the straight-line method. The depreciation rates used are based on the expected useful lives of the assets and in accordance with the rules of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred Charges: Segregated between deferred charges on amortization and on formation. Their breakdown is shown in Note 25. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are recognized on the accrual basis. The taxes levied on temporary differences, tax losses and the negative social contribution basis are recorded under assets or liabilities, as applicable, on the assumption of realization or future, within the parameters established in CVM Instruction Nr. 371/02.

h. Loans and Financing: Updated monetarily by the exchange variations and interest incurred. Equal restatement is applied to the guarantee contracts hedging the debt.

i. Provision for Contingencies: Recognized based on the risk assessment and quantified on economic grounds and on legal counselors’ opinions on the lawsuits and other contingency factors known at the end of the quarter. The bases and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are recognized on accrual basis. Local calls are charged based on time measured according to the legislation in force. Revenues from sales of payphone cards-prepaid services are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on accrual basis, considering their relationship with the realization of income. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after their due date, and gains on investments and hedges, when incurred. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in financial expenses and for financial statement presentation purposes, the recognized amounts are reversed to profit and loss accounts and reclassified as a deduction of the retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the start-up of operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and recognized on an accrual basis. As of December 31, 2001, in compliance with CVM Instruction Nr. 371/00, the Company recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations determine the need for adjustments to the provision, these are recognized in the profit and loss accounts, in accordance with the cited CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Employees and Management Profit Sharing: The Company recognized provisions for employee and directors profit sharing on the accrual basis, and the calculation of the amount, which is paid in the year after recognition of the provision takes into consideration the program of targets established with the labor union, in accordance with Law Nr. 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the end of the quarter, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations carried out by the Company with its subsidiaries Brasil Telecom S.A, Nova Tarrafa Participações Ltda. and Nova Tarrafa Participações INC.

Operations between the Company related parties are carried out under normal market prices and conditions. The main transactions are as follow:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: in 2003, the subsidiary credited to the Company interest on Shareholders’ Equity an amount of R$157,322 (R$162,425 at the same period in 2003). The balance of this asset withholding Tax (IRRF) is R$271,785 (R$138,062 at December 31, 2003).

Loans with Subsidiary: The asset balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$85,584 (R$89,653 in December 31, 2003). The financial revenue recognized as profit and loss account in the quarter was R$1,024 (R$5,339 as financial loss in the same period in the previous year, due to the drop in the quotation of the US dollar).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures, which are not convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. The Company acquired all these debentures. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of the Interbank deposits certificate “CDI”, received semiannually. The balance of this asset as of December 31, 2003 is R$1,334,489 (R$1,408,190 in December 31, 2003) and yield recognized in profit and loss account represented R$49,698 (R$74,499 in 2003).

Revenues, Expenses and Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of March 31, 2004, balance receivable is R$41 (R$157 payable as of December 31, 2003) and the amounts recorded in income for the quarter are comprising operating Expenses of R$667 (R$566 in 2003). Arising from transactions related to the use of installations and logistic support. As of December 31, 2003, the balance receivable is R$41 (R$157 payable at December 31, 2003) and the amounts booked against the profit and loss accounts in the quarter represents R$667 (R$566 in 2003).

Advance for Future Capital Increase - AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY	CONSOLIDATED
INVESTOR	AFAC INVESTEE	03/31/04	12/31/03	03/31/04	12/31/03
	SUBSIDIARIES
Company	Nova Tarrafa Participações Ltda.	21	14	-	-
	MINORITY INVESTMENTS
Brasil Telecom S.A.	Vant Telecomunicações S.A.	-	-	7,226	6,965
Brasil Telecom S.A.	Calais Participações S.A.	-	-	1,100	-
TOTAL		21	14	8,326	6,965

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to the market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. As a result, the estimates presented may not necessarily indicate the amounts that may be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have a material effect on the amounts obtained. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments, the value of which approximates fair value and risk assessment is not significant, are not mentioned.

In accordance with their natures, financial instruments may involve known or unknown risks, the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors that can affect the Company’s business are the following:

a. Credit Risk

Most services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Contract and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of public telecommunications services, is subject to legal rules established by the concession authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 3.01% of gross revenue (2.60% in the same period in the previous year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting off access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services that should be maintained for national security or defense.

b. Exchange Rate Risk

Assets

The Company has loans and financing contracted in foreign currency, these receivables arise from possible exchange rate fluctuation. The amounts of assets exposed to this type of risk are the following:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	03/31/04	12/31/03	03/31/04	12/31/03
ASSETS
Loan agreements with subsidiary	85,584	89,653	-	-
Loans and financing	126,637	125,044	126,637	125,044
TOTAL	212,221	214,697	126,637	125,044
NONCURRENT ASSETS	212,221	214,697	126,637	125,044

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the values booked.

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities. Loans subject to this risk represent approximately 3.9% of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures. 30% of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. To the quarter, consolidated net gains totaled R$1,082 (net loss of R$20,452 in the same period in 2003).

Net exposure, as per book and market values, at the risk of the exchange rate prevailing at the balance sheet date, is as follows:

PARENT COMPANY
	03/31/04		12/31/03
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	523	498	514	469
TOTAL	523	498	514	469
CURRENT	140	134	91	83
LONG-TERM	383	364	423	386

CONSOLIDATED
	03/31/04		12/31/03
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	723,967	719,044	146,645	140,413
Hedge contracts	7,693	(7,132)	9,809	(8,158)
TOTAL	731,660	711,912	156,454	132,255
CURRENT	46,496	45,241	43,384	26,494
LONG-TERM	685,164	666,671	113,070	105,761

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, utilizing the market rates prevailing at the end of the quarter.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/04	12/31/03	03/31/04	12/31/03
ASSETS
Debentures linked to CDI	1,334,489	1,408,190	-	-
Loans linked to CDI, IGP-M, Col. 27 (FGV) and IGP-DI	-	-	10,144	9,959
TOTAL	1,334,489	1,408,190	10,144	9,959
CURRENT	-	-	2,439	2,446
NONCURRENT ASSETS	1,334,489	1,408,190	7,705	7,513

The values booked are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 91.8% (92.3% in 12/31/03) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP (Brazilian long-term interest rate). The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A has loans and financing contracted in local currency subject to interest rates linked to: TJLP, UMBNDES, CDI (Rate DI - CETIP) and IGPM. The risk inherent in these liabilities arises from possible variations in these rates. The subsidiary has contracted derivative contracts to hedge for 78% (79% at December 31, 2003) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect, the subsidiary against the risk of volatility of these rates.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/04	12/31/03	03/31/04	12/31/03
LIABILITIES
Loans linked to TJLP (including Debentures)	641,813	651,492	2,318,160	2,417,518
Loans linked to UMBNDES	-	-	197,291	209,011
Hedge on loans indexed to UMBNDES	-	-	39,180	44,895
CDI	-	-	957,727	919,947
Loans linked to IGPM	-	-	19,875	21,739
Other loans	-	-	19,377	20,438
TOTAL	641,813	651,492	3,551,610	3,633,548
CURRENT	200,092	213,899	1,677,038	1,653,574
LONG-TERM	441,721	437,593	1,874,572	1,979,974

Book values are equivalent to market values because the current contractual conditions for these type of financial instruments are similar to those in which they originated. In the case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$5,265.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not correlated to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the subsidiary’s debts. Consequently, a risk arises from this lack of correlation.

e. Contingency Risks

Contingency risks are assessed, as probable possible or remote according to loss hypotheses. Contingencies considered as probable risk are recorded. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments valued by the equity method and stated at cost of acquisition. The Brasil Telecom S.A., the Nova Tarrafa Participações Ltda., and the Nova Tarrafa Inc. are controlled corporations, whose investments are valued using the equity in subsidiaries.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

The values related to the investments are represented as follows:

	03/31/04		12/31/03
	Book Value	Market Value	Book Value	Market Value
INVESTMENTS	4,389,240	4,456,742	4,470,460	5,655,364
Equity in subsidiaries	4,377,469	4,444,971	4,458,228	5,643,131
Listed in Stock Exchange	4,337,543	4,405,045	4,418,315	5,603,219
Not Listed in Stock Exchange	39,926	39,926	39,913	39,912
Other investments	11,771	11,771	12,232	12,233

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company has several temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed, federal securities, pre-fixed and exchange rates indexed to CDI, through future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and investment fund in foreign currency, with no credit risks in such operations. The Company has financial investments in the amount of R$576,560 (R$490,538 as of December 31, 2003). Income earned to the quarter date is recorded in financial income and amounts to R$20,607 (R$13,875 in 2003). In the consolidated financial statements the amounts is as follows: temporary cash investments in the amount of R$2,610,493 (R$1,805,634 as of December 31, 2003) and income earned in the amount of R$71,989 (R$67,029 in 2003).

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

a. Private Pension Plan

Brasil Telecom (group) sponsors private pension schemes related to retirement for its employees and assisted members and, in the case of the latter, medical assistance in some cases. These plans are administered by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT) originating from the former CRT, a company merged by the Company on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, when applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date. In the case of the defined benefit plans described in this explanatory note, the Company adopts immediate recognition of the actuarial gains and losses. Full liabilities are booked for the plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling Nr. 371/00 were adopted. In cases that shown positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored are described below:

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. On March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 69.9% of the staff.

PBS-A (Defined Benefit)
Sponsored jointly with other companies linked to the telecommunications services market and intended for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Sponsored jointly with other companies linked to the telecommunications services market and intended for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001, and beneficiaries of the plans of definite benefits PBS’s of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor's liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor’s contribution in 2003 was 12% of the payroll of the participants, whilst the employees' contribution varies according to the age, service time and salary. An entry fee may also be payable depending on age on entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter, contributions by the sponsor to the TCSPREV group represented on average 6.51% of the payroll of the participants in the plan. For the employees linked to the plan this average was 5.88%.

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2003, the plan recorded a surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$29 in the quarter (R$31 in 2003).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single allotment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO DOS EMPREGADOS DA CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES -FCRT

The main purpose of sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
A defined contribution and settled benefits plan, introduced in October 2002, to provide supplementary social security benefits in addition to those of the official social security system, that initially only took care of the employees linked to the Rio Grande do Sul Branch. In March 2003 this plan was also opened to the new employees of the Company and its subsidiaries who wanted to participate in the sponsored complementary social security plans. BrTPREV attends around 24.9% of the employee staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined benefits plans to provide supplementary social security benefits in addition to those of the official social security system, now closed to the entry of new participants. Nowadays, this plan attend around 1.8% of the employee staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and sponsor’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter, contributions by the sponsor represented on average 5.96% of the payroll of the plan participants, whilst the average employee contribution was 5.21%.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 1.92% of the payroll of plan participants, who contributed at variable rates according to age, service time and salary, the average rate was 2.96% in the quarter. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Sponsor, in the quarter, were R$5 (R$125 in December 31, 2003)

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2000, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 17 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$25,200 (R$7,451 in 2003).

b. Stock Option Plan for Officers and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance goals of the Company established by the Supervisory Board for a five-year period. Up to March 31, 2004, no stock had been granted.

Program B:

The management committee, based on the market price of 1000 shares at the date of the grant, establishes the price for exercising the option, which will be monetary restated by the IGP-M between the date of signing the contracts and the date of payment.

The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant
	From	End of Period	From	End of Period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price - R$
Balance as of 12/31/2003	907,469	11.73
Balance as of 03/31/2004	907,469	11.73

There has been no grant of options for purchase of stocks exercised until the end of the quarter and the representativeness of the balance of the options before the total outstanding stocks for the Company Brasil Telecom S.A is 0.17% (0.17% in December 31, 2003).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$311 (R$204 in 2003).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident benefit, sickness benefit, transport allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (Group) periodically performs an assessment for contingencies risks, and also review lawsuits taking into consideration the legal, economic, taxes and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome between the alternatives of probable, possible or remote, taking into account, according to the circumstances, the opinion of its legal counselors.

Provisions are recognized for those contingencies where the risks are classified as probable. Contingencies classified as possible or remote are discussed in this Note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers mainly to matters related to tax collections due to differences in interpretation of the tax legislation by the Brasil Telecom (group) counsel and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Risk Level

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	03/31/04	12/31/03	03/31/04	12/31/03
LABOR	-	-	417,993	424,097
TAX	-	-	65,209	65,970
CIVIL	568	233	212,299	208,911
TOTAL	568	233	695,501	698,978
CURRENT		-	330,188	48,509
NONCURRENT	568	233	365,313	650,469

Labor

There was a decrease in labor contingences in the quarter of R$6,104. This variation is motivated by the monetary restatement and the revaluation of the cases risks, which determinated the additional recognition to the provision amounted R$18,102 and by payments amounted R$24,206.

The main objects that affect the provisions for labor claims are the following:

(i) Additional Remuneration for Hazardous Activities - related to the claim for payment of additional remuneration for hazardous activities, based on Law Nr. 7,369/85, regulated by Decree Nr. 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii) Career plan - related to the request for application of the career and salaries plan for employees of the Subsidiary Brasil Telecom S.A., Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv) Joint Responsibility - related to the request to ascribe responsibility to the Subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers.

Tax

During the quarter there was a decrease of R$761 for consolidated represent by monetaries actualizations, which was lessened by revaluation of the cases risks, contributed for a reduction of R$571 to the provisioned value and by payments amounted in R$190.

The main lawsuits provided for are as follows:

(i) Social security - Related to the non-collection of social security education allowance;

(ii) Federal Revenue Department - Incorrect compensation of tax losses;

(iii) State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv) CPMF - Non-collection of the contribution on financial activities.

Civil

The increase in the quarter, in the amount of R$3,388 for consolidated is represented, by the monetary restatement and revaluation of the cases risks, resulting in a complement of R$6,748 to the provision and by the payments amounted R$3,360. From the complement to the provision, R$335 belongs to the Company.

The lawsuits provided are the following:

(i) Review of contractual conditions - lawsuit where a company which, supplies equipment filed legal action against the Subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii) Contracts of Financial Participation - the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii) Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
NATURE	03/31/04	12/31/03	03/31/04	12/31/03
LABOR	-	-	664,897	625,266
TAX	-	-	891,215	863,967
CIVIL	171	105	783,740	740,640
TOTAL	171	105	2,339,852	2,229,873

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. As well as the cited objects, the following demands also contribute to the aforementioned amount:

(i) Petition for remunerative consideration for hours of works supposedly exceeding the normal working hours agreed upon between the parties; and

(ii) Petition for application of a regulation that stipulated the payment of a percentage on the Company’s profits of Subsidiary Brasil Telecom S.A., attributed to the Santa Catarina Branch.

Tax

The main lawsuits considered as possible loss are presented as follows:

(i) ICMS - On international calls;

(ii) ICMS - Differential of rate in interstate acquisitions;

(iii) ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv) ISS (service Tax) - Not collected and/or under-collected;

(v) Income and Social Contribution Taxes (IRPJ and CSLL) - Monetary variation on credits overpaid in 1997 and 1998;

(vi) INSS (Social Security Contribution) - Related to the Bresser and Summer Plans, as well as others social security and SAT payments;

(vii) COFINS - REPASS; and

(viii) Withholding Tax (IRRF) - Operations related to hedge for covering debts.

Civil

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii) Lawsuits of a consumerist nature;

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv) Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned above, there are also contingencies considered to be of remote risk in the amount of R$28,864 for the Company and R$1,378,480 (R$1,294,159 in December 31, 2003) for Consolidation.

Letters of Guarantee

The Subsidiary Brasil Telecom S.A. has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$120,561. Most of these contracts, representing 83%, have a stated period for termination during 2004 and the remainder is for an indeterminated period of time. The remuneration for these contracts varies between 0.75% p.a. and 4.00% p.a., representing an average weighted rate of 0.96%a.a.

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior to it by reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be made effected without changing the number of shares.

The capital is represented by common and preferred shares, with no par value, and the maintenance of proportion between the shares in the case of capital increases, is not mandatory.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified from the 1st to 3rd paragraphs of article 12 of the bylaws, but are assured priority in receiving the minimum, non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,568,240 (R$2,544,432 as of December 31, 2003) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	03/31/04	12/31/03	03/31/04	12/31/03	03/31/04	12/31/03
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	226,007,753	222,670,188	-	-	226,007,753	222,670,188
TOTAL	360,039,441	356,701,876	1,480,800	1,480,800	358,558,641	355,221,076

	03/31/04	12/31/04
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	17.14	17.31

b. Treasury stock

In the determination of the calculation of the book value per thousand of shares the shares held in treasury are maintained, which are originated from the following repurchasing program:

Stock Repurchase Program -Relevant Facts on 10/01/02, 12/27/02 and 08/05/03

The Company’s Board of Directors approved, on the above mentioned dates, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was three months as from to count of the date defined and published in the relevant facts for the programs published in 2002, and for the program published in 2003 the period for acquisition is 365 days, in accordance with CVM Instruction 390/03.

The repurchase of preferred shares issued by the Company for holding in treasury, is authorized up to the limit of 6,220,118,438 and 22,267,018,788 for each class of shares, respectively. To reach this limit, the Company could acquire the quantity of 4,739,318,438 common shares and the total limit authorized for repurchase of the preferred shares.

The exchange of the treasury shares originated from stock options program is presented as follows:

	03/31/04		12/31/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	1,480,800	20,846	1,480,800	20,846
Closing balance	1,480,800	20,846	1,480,800	20,846

Cost of shares (R$)	03/31/04	12/31/03
Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost in the acquisition considers the total for the programs for repurchase of shares.

There were no disposals of these purchased preferred shares up to the end of the quarter.

Market value of treasury shares

The market value of treasury shares at the balance sheet date was the following:

	03/31/04	12/31/03
Number of preferred shares in treasury (thousand of shares)	1,480,800	1,480,800
Quote per lot of thousand shares at BOVESPA (R$)	18.35	18.25
Market value	27,173	27,025

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	RETAINED EARNINGS
	03/31/04	12/31/03
BOOK VALUE	2,364,215	2,365,740
TREASURY STOCK	(20,846)	(20,846)
NET BALANCE OF TREASURY STOCK	2,343,369	2,344,894

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preemptive rights of the other shareholders.

Other Capital Reserves: recorded by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law Nr. 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law Nr. 10,303/1, the income recorded under the unearned income reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unearned income reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, which is the case of unrealized profit reserve registered in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law Nr. 6,404/76, or by the recognitions of prior year adjustments, when applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in the end of the balance sheet date, in accordance with Company bylaws and corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law Nr. 6,404/76 and the preferred or priority dividends are calculated in accordance with Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Shareholders’ Equity (JSCP), under the terms of article 9, paragraph 7, of Law Nr. 9.249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2004, and to be submitted for approval of the general shareholders’ meeting, are as follows:

	03/31/04	03/31/03
INTERESTS ON SHAREHOLDERS’ EQUITY - JSCP CREDITED	75,000	122,000
COMMON SHARES	27,986	45,632
PREFERRED SHARES	47,014	76,368
WITHHOLDING TAX (IRRF)	(11,250)	(18,300)
NET JSCP	63,750	103,700

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	03/31/04	03/31/03
LOCAL SERVICE	1,644,631	1,541,153
Activation fees	9,135	5,890
Basic subscription	747,120	702,708
Measured service charges	336,393	328,786
Fixed to mobile calls - VC1	527,763	477,675
Rent	476	523
Other	23,744	25,571
LONG DISTANCE SERVICES	556,544	455,226
Inter-Sectorial Fixed	264,804	245,036
Intra-Regional Fixed (Inter-Sectorial)	90,350	80,469
Fixed Inter-Regional	21,304	-
Fixed to mobile calls - VC2 and VC3	174,382	129,588
International	5,704	133
INTERCONNECTION (USE OF THE NETWORK)	191,200	222,691
Fixed-Fixed	128,343	166,926
Mobile-Fixed	62,857	55,765
LEASE OF MEANS	55,061	53,213
PUBLIC TELEPHONE	108,166	83,754
DATA COMMUNICATIONS	220,458	171,361
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	96,528	71,009
OTHER SERVICES OF THE MAIN ACTIVITY	30,179	4,349
OTHER	6,077	6,511
GROSS OPERATING REVENUE	2,908,844	2,609,267
TAXES ON GROSS REVENUE	(806,770)	(710,984)
OTHER DEDUCTIONS FROM GROSS REVENUE	(26,779)	(24,625)
NET OPERATING REVENUE	2,075,295	1,873,658

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

CONSOLIDATED
	03/31/04	03/31/03
PERSONNEL	(27,975)	(28,390)
MATERIALS	(21,825)	(19,362)
THIRD-PARTY SERVICES	(157,851)	(140,571)
INTERCONNECTION	(496,234)	(424,666)
RENT, LEASING AND INSURANCE	(81,491)	(40,243)
CONNECTION MEANS	(5,471)	(37,513)
FISTEL	(4,002)	(3,746)
DEPRECIATION AND AMORTIZATION	(540,001)	(486,133)
OTHER	(1,085)	(2,747)
TOTAL	(1,335,935)	(1,183,371)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	03/31/04	03/31/03
PERSONNEL	(31,157)	(31,097)
MATERIALS	(190)	(292)
THIRD-PARTY SERVICES	(99,605)	(73,726)
RENT, LEASING AND INSURANCE	(1,298)	(688)
PROVISION FOR DOUBTFUL ACCOUNTS	(78)	1,238
LOSSES ON ACCOUNTS RECEIVABLE	(87,573)	(69,140)
DEPRECIATION AND AMORTIZATION	(1,295)	(1,276)
OTHER	(277)	(189)
TOTAL	(221,473)	(175,170)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
PERSONNEL	(1,182)	(768)	(36,160)	(34,349)
MATERIALS	(17)	(39)	(1,018)	(670)
THIRD-PARTY SERVICES	(3,191)	(2,545)	(130,444)	(87,815)
RENT, LEASING AND INSURANCE	(676)	(660)	(14,573)	(17,822)
DEPRECIATION AND AMORTIZATION	(549)	(679)	(47,314)	(32,547)
OTHER	(5)	(11)	(923)	(407)
TOTAL	(5,620)	(4,702)	(230,432)	(173,610)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
TECHNICAL AND ADMINISTRATIVE SERVICES	133	394	15,462	7,928
OPERATIONAL INFRASTRUCTURE RENT AND OTHER	-	-	7,363	9,313
FINES	-	-	19,652	18,189
RECOVERED TAXES AND EXPENSES	-	-	330	79
DIVIDENDS ON INVESTMENTS VALUED AT ACQUISITION COST	-	-	286	-
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	-	-	(930)	(8)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(25)	(60)	(10,518)	(9,158)
DONATIONS AND SPONSORSHIPS	-	-	(2,842)	(2,621)
CONTINGENCIES - PROVISION	(335)	-	(22,843)	(18,660)
PROVISION/REVERSAL OF OTHER PROVISIONS	-	-	16,339	1,639
AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(470)	(470)	(10,064)	(470)
LABOR SEVERANCE PAYMENTS	-	-	-	(328)
COURT COSTS	-	-	(507)	-
WRITE-OFF OF AMOUNTS FOR LEASE OF MEANS	(1,653)	-	(1,653)	-
OTHER REVENUES (EXPENSES)	(134)	(103)	(4,116)	498
TOTAL	(2,484)	(239)	5,959	6,401

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
FINANCIAL INCOME	81,531	98,258	129,986	102,893
LOCAL CURRENCY	78,914	97,770	118,632	95,404
ON RIGHTS IN FOREIGN CURRENCY	2,617	488	11,354	7,489
FINANCIAL EXPENSES	(109,642)	(168,226)	(381,550)	(459,158)
LOCAL CURRENCY	(34,033)	(33,432)	(213,305)	(197,506)
ON LIABILITIES IN FOREIGN CURRENCY	(609)	(12,794)	(12,467)	(55,877)
INTEREST ON SHAREHOLDERS’ EQUITY	(75,000)	(122,000)	(155,778)	(205,775)
TOTAL	(28,111)	(69,968)	(251,564)	(356,265)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
AMORTIZATION OF SPECIAL GOODWILL ON MERGER (INSTR. CVM 319/99)	(52,763)	(52,763)	(100,095)	(100,095)
REVERSION OF THE PROVISION FOR MAINTENANCE OF THE INTEGRITY OF THE SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	52,763	52,763	100,095	100,095
AMORTIZATION OF GOODWILL ON MERGER	-	-	(31,004)	(31,004)
PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES	-	-	(429)	1,334
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	-	-	(7,580)	(8,946)
INVESTMENT GAINS (LOSSES)	(11,276)	(7,577)	(11,276)	(7,577)
PROVISION/REVERSAL FOR INVESTMENT LOSSES	(9)	-	1,094	151
OTHER NONOPERATING INCOME (EXPENSES)	-	-	(2,331)	(1,697)
TOTAL	(11,285)	(7,577)	(51,526)	(47,739)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	39,592	8,253	(22,546)	(66,013)
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (9%)	(3,563)	(743)	2,029	5,941
PERMANENT ADDITIONS	(7,313)	(7,135)	(6,740)	(3,541)
PERMANENT EXCLUSIONS	2	-	976	40
EQUITY/GAIN ON INVESTMENTS	2	-	851	-
COMPULSORY DIVIDEND/DEBT ON INVEST. ACQUIS. COST	-	-	26	-
OTHER	-	-	100	40
OTHER	-	-	287	-
SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	(10,874)	(7,878)	(3,448)	2,440
INCOME TAX EXPENSE (10% + 15% = 25%)	(9,898)	(2,063)	5,636	16,503
PERMANENT ADDITIONS	(20,356)	(19,821)	(19,709)	(10,349)
PERMANENT EXCLUSIONS	11	6	2,813	122
EQUITY/GAIN ON INVESTMENTS	5	-	2,363	-
COMPULSORY DIVIDEND/DEBT ON INVEST. ACQUIS. COST	-	-	72	-
OTHER	6	6	389	122
OTHER	-	-	771	-
INCOME TAX EXPENSE IN THE STATEMENT OF INCOME	(30,243)	(21,878)	(10,489)	6,276
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSES IN THE STATEMENT OF INCOME	(41,117)	(29,756)	(13,937)	8,716

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
CASH	13	18	372	23
BANKS	381	335	309,618	150,999
TEMPORARY CASH INVESTMENTS	576,560	490,538	2,610,493	1,805,634
TOTAL	576,954	490,891	2,920,483	1,956,656

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with an average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 4.5% per year and in an investment fund with exchange variation plus six-month LIBOR tax plus interest of 1.5% per annum, for the consolidation.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	03/31/04	03/31/03	03/31/04	03/31/03
OPERATIONS
NET INCOME FOR THE PERIOD	73,475	100,497	74,348	101,371
MINORITY INTEREST	-	-	44,947	47,107
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	(46,956)	(82,326)	1,144,099	931,990
Depreciation and amortization	1,019	679	629,678	550,959
Losses on accounts receivable from services	-	-	97,465	69,140
Provision for doubtful accounts	-	-	(6,298)	(1,238)
Provision for contingencies	335	-	22,842	(2,285)
Deferred taxes	9,048	-	235,340	94,276
Income from writing off permanent assets	8	-	9,043	21,155
Financial charges	19,198	27,295	145,652	176,490
Equity loss	(87,840)	(90,924)	-	-
Investment gain/loss	11,276	7,577	10,377	7,577
Other expenses/income	-	(26,953)	-	15,916
CHANGES IN ASSETS AND LIABILITIES	10,504	35,693	(510,991)	(382,899)
CASH FLOW FROM OPERATIONS	37,023	53,864	752,403	697,569

FINANCING	(177)	(166)	(547)	(223)
Dividends/interest on Shareholders’ Equity paid during the period	(31,120)	(29,411)	362,533	(198,455)
Loans and financing	-	-	587,204	23,363
Loans obtained	-	-	(128,134)	(117,251)
Loans paid	(31,120)	(29,411)	(96,537)	(104,567)
Interest paid	-	(4,734)	-	(4,734)
Stock repurchase	-	-	166	(10,593)
Other cash flow from financing	(31,297)	(34,311)	362,152	(214,005)
CASH FLOW FROM FINANCING
INVESTMENTS
Short-term financial investments	78,347	60,812	22	(630)
Providers of investments	2,025	922	122,793	(19,810)
Income obtained from the sale of permanent assets	-	-	745	10,736
Investments in permanent assets	(29)	(359)	(273,188)	(424,172)
Other cash flow from investments	(6)	(15)	(1,100)	(3,200)
CASH FLOW FROM INVESTMENTS	80,337	61,360	(150,728)	(437,076)

CASH FLOW FOR THE PERIOD	86,063	80,913	963,827	46,488

CASH AND CASH EQUIVALENTS
Closing balance	576,954	254,176	2,920,483	1,642,651
Opening balance	490,891	173,263	1,956,656	1,596,163
VARIATION IN CASH AND CASH EQUIVALENTS	86,063	80,913	963,827	46,488

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	03/31/04	12/31/03
UNBILLED AMOUNTS	763,568	707,130
BILLED AMOUNTS	1,335,395	1,335,606
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(176,725)	(183,023)
TOTAL	1,922,238	1,859,713
CURRENT	1,271,701	1,300,313
PAST DUE - 01 TO 30 DAYS	340,912	311,753
PAST DUE - 31 TO 60 DAYS	130,896	100,480
PAST DUE - 61 TO 90 DAYS	91,613	83,694
PAST DUE - 91 TO 120 DAYS	71,406	55,001
PAST DUE - OVER 120 DAYS	192,435	191,495

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
LOANS
LOANS TO SUBSIDIARY	85,584	89,653	-	-
LOANS	126,637	125,044	136,781	135,003
FINANCING
DEBENTURES OF SUBSIDIARY	1,334,489	1,408,190	-	-
TOTAL	1,546,710	1,622,887	136,781	135,003
CURRENT	-	-	2,439	2,446
NONCURRENT	1,546,710	1,622,887	134,342	132,557

The loans and financing account includes the amount of R$126,637 (R$125,044 on December 31, 2003), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a. and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

The amounts related to loans and debentures receivable from the Subsidiary until December 31, 2004, in the amount of R$433,264 (R$507,308 in December 31, 2003), are being presented in the noncurrent assets, in accordance with the article Nr. 179, under the Corporate Law.

20. DEFERRED AND RECOVERABLE TAXES DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Provision for contingencies	51	-	9,461	62,691
Allowance for doubtful accounts	-	-	62,249	16,471
Negative calculation base	-	-	15,905	368
Provision for employee profit sharing	285	218	3,034	4,028
Unrealized revenue	-	-	1,388	1,507
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	14,246	18,995	14,246	18,995
Goodwill on CRT acquisition	-	-	28,399	32,659
Provision for pension plan coverage actuarial insufficiency	-	-	44,729	45,548
Other provisions	-	20	15,652	9,265
SUBTOTAL	14,582	19,233	195,063	191,532
INCOME TAX
DEFERRED INCOME TAX on:
Provision for contingencies	142	-	172,913	174,142
Allowance for doubtful accounts	-	-	44,180	45,754
Tax loss carryforwards	-	-	24,675	1,022
Provision for employee profit sharing	480	355	6,325	9,371
Unrealized revenue	-	-	3,859	4,190
ICMS - 69/98 Agreement	-	-	41,471	38,938
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	39,572	52,763	39,572	52,763
Goodwill on CRT acquisition	-	-	78,886	90,719
Provision for pension plan coverage actuarial insufficiency	-	-	124,247	126,523
Provision for COFINS/CPMF suspended collection	-	-	13,724	14,573
Other provisions	-	59	41,976	24,987
SUBTOTAL	40,194	53,177	591,828	582,982
TOTAL	54,776	72,410	786,891	774,514
CURRENT	54,776	72,410	404,013	270,167
NONCURRENT	-	-	382,878	504,347

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Management, Board of Directors as well as the fiscal council.

PARENT COMPANY	CONSOLIDATED
2004	54,776	309,774
2005	-	185,065
2006	-	66,057
2007	-	52,073
2008	-	49,901
2009 - 2011	-	30,226
2012 - 2013	-	18,759
After 2013	-	75,036
TOTAL	54,776	786,891
CURRENT	54,776	404,013
NONCURRENT	-	382,878

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan, the liability for which is being settled according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 17 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$47,902, attributed to the Consolidation were not recorded, due to the uncertainties of taxable income in the next ten years in BrT CS Ltda. and in Freelance S.A., indirect subsidiaries.

Other Tax Carryforwards

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law Nr. 102/00.

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
INCOME TAX	278,402	241,590	355,225	322,055
SOCIAL CONTRIBUTION TAX	11,546	11,266	33,082	32,264
ICMS (state VAT)	58	58	347,303	373,338
PIS AND COFINS	-	-	61,528	62,102
OTHER	9	9	4,296	4,425
TOTAL	290,015	252,923	801,434	794,184
CURRENT	85,341	127,315	381,453	430,858
NONCURRENT	204,674	125,608	419,981	363,326

21. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	03/31/04	12/31/03	03/31/04	12/31/03
LABOR	2	2	257,992	219,239
CIVIL	-	-	40,174	27,890
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	-	-	165,779	155,059
OTHER	-	-	57,086	55,792
TOTAL	2	2	521,031	457,980
CURRENT	-	-	117,979	40,367
NONCURRENT	2	2	403,052	417,613

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY RECEIVABLE	271,785	138,062	-	-
RECEIVABLES FROM OTHER TELECOM COMPANIES	-	-	114,220	103,338
ADVANCES TO SUPPLIERS	-	-	21,042	12,613
CONTRACTUAL GUARANTEES AND RETENTIONS	-	-	50,711	69,251
ADVANCES TO EMPLOYEES	34	31	20,361	20,622
RECEIVABLES FROM SALE OF ASSETS	-	-	11,800	5,527
PREPAID EXPENSES	7,143	7,613	72,369	44,567
ASSETS FOR SALE	-	-	1,272	9,269
TAX INCENTIVES	-	-	18,315	18,315
COMPULSORY DEPOSITS	-	-	1,750	1,750
OTHER	284	2,041	12,108	7,332
TOTAL	279,246	147,747	323,948	292,584
CURRENT	275,693	143,571	124,780	112,857
NONCURRENT	3,553	4,176	199,168	179,727

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
INVESTMENTS CARRIED UNDER THE EQUITY METHOD	4,377,469	4,458,228	-	-
BRASIL TELECOM S.A.	4,337,543	4,418,315	-	-
NOVA TARRAFA PARTICIPAÇÕES LTDA.	37,010	37,016	-	-
NOVA TARRAFA INC.	2,916	2,897	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS	3,131	3,600	116,417	126,492
CRT	3,131	3,600	3,131	3,600
IBEST GROUP	-	-	105,292	117,216
BRT CABOS SUBMARINOS GROUP	-	-	7,994	5,676
INVESTMENTS STATED AT COST	6,911	6,895	183,668	183,418
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,729	1,737	29,510	28,299
OTHER INVESTMENTS	-	-	350	350
TOTAL	4,389,240	4,470,460	329,945	338,559

Investments valued by the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
SHAREHOLDERS’ EQUITY	6,557,523	37,010	2,916
CAPITAL	3,401,245	32,625	2,916
BOOK VALUE PER SHARE/SHAREQUOTA (R$)	0.012	1.13	2,907.80
NET INCOME/(LOSS) IN THE QUARTER	132,779	(6)	-
NUMBER OF SHARES/SHAREQUOTAS HELD BY COMPANY
COMMON SHARES	247,231,759,431	-	1,003
PREFERRED SHARES	112,002,099,844	-	-
CAPITALQUOTAS	-	32,624,928	-
OWNERSHIP % IN SUBSIDIARY’S CAPITAL
IN TOTAL CAPITAL	65.98%	99.99%	100%
IN VOTING CAPITAL	99.05%	99.99%	100%
DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY RECEIVABLE	271,785	-	-
(1) It considers the capital stock in circulation.

The following valued compose the Equity Method:

	OPERATING		NONOPERATING
	03/31/04	03/31/03	03/31/04	03/31/03
BRASIL TELECOM S.A.	87,826	90,938	(11,276)	(7,577)
NOVA TARRAFA PARTICIPAÇÕES LTDA.	(5)	(14)	-	-
NOVA TARRAFA INC.	19	-	-	-
TOTAL	87,840	90,924	(11,276)	(7,577)

Investments stated at cost: There are interests obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law. Shares of other telecommunications companies located in the regions covered by such regional incentives predominate.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	03/31/04				12/31/03
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
BUILDINGS	4%	3	(3)	-	-
ASSETS FOR GENERAL USE	5% - 20%	52,871	(50,835)	2,036	2,562
OTHER ASSETS	20%(1)	3,853	(3,817)	36	38
TOTAL		56,727	(54,655)	2,072	2,600
(1) Annual average weighted rate

CONSOLODATED
NATURE	03/31/04				12/31/03
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
CONSTRUCTION IN PROGRESS	-	443,374	-	443,374	493,997
PUBLIC SWITCHING EQUIPMENT	20%	4,902,840	(4,044,200)	858,640	938,204
EQUIPMENTS AND TRANSMISSION MEANS	18%(1)	10,420,225	(6,740,804)	3,679,421	3,886,188
TERMINATORS	20%	470,467	(398,408)	72,059	78,490
DATA COMMUNICATION EQUIPMENT	20%	1,078,913	(401,328)	677,585	669,472
BUILDINGS	4%	932,081	(496,846)	435,235	440,460
INFRASTRUCTURE	9.2%(1)	3,345,277	(1,651,114)	1,694,163	1,746,200
ASSETS FOR GENERAL USE	15.6%(1)	743,858	(474,091)	269,767	264,618
LAND	-	87,077	-	87,077	87,195
OTHER ASSETS	19.5%(1)	744,509	(271,949)	472,560	426,973
TOTAL		23,168,621	(14,478,740)	8,689,881	9,031,797
(1) Annual average weighted rate

In 2004, considering the current technological stage of the telecommunications equipment, the Company, based on technical report issued by Instituto Nacional de Tecnologia, in January 12, 2004, decided to changed the depreciation rates of some equipment, covering underground systems, and metallic, coaxial and optic cables. This change generated a reduction in income, net of taxes, in the amount of R$72,088.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$18 (R$4 in 2003) for the Company and R$49,544 (R$45,236 in 2003) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in the quarter amounted to R$417 (R$387 in 2003) for the Company and R$9,953 (R$10,962 in 2003) for the consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$241 (R$269 in 2003) for the Company and R$2,648 (R$2,462 in 2003) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		03/31/04	12/31/03
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,526,140	9,910,135
Loss of profit	Fixed expenses and net income	7,370,615	6,789,697
Performance bonds	Compliance with contractual obligations	120,870	165,490

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
		03/31/04		12/31/03
	Cost	Accumulated Amortization	Net book Value	Net book Value
INSTALLATION AND REORGANIZATION COSTS	963	-	963	963
DATA PROCESSING SYSTEMS	147	(37)	110	118
TOTAL	1,110	(37)	1,073	1,081

CONSOLIDATED
	03/31/04			12/31/03
	Cost	Accumulated Amortization	Net book Value	Net book Value
GOODWILL ON CRT MERGER	620,073	(413,382)	206,691	237,694
INSTALLATION AND REORGANIZATION COSTS	119,490	(16,677)	102,813	95,468
DATA PROCESSING SYSTEMS	415,568	(102,506)	313,062	304,558
OTHER	14,354	(6,005)	8,349	8,406
TOTAL	1,169,485	(538,570)	630,915	646,126

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A. and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SALARIES AND COMPENSATION		55	632	298
PAYROLL CHARGES	248	279	55,945	52,168
BENEFITS	17	22	3,954	4,833
OTHER	213	-	7,043	12,479
TOTAL	478	356	67,574	69,778
CURRENT	478	356	62,712	61,907
NONCURRENT	-	-	4,862	7,871

27.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
TRADE ACCOUNTS PAYABLE	2,274	454	1,056,318	936,970
THIRD-PARTY CONSIGNMENTS	104	145	73,080	51,893
TOTAL	2,378	599	1,129,398	988,863
CURRENT	2,378	599	1,127,824	988,003
NONCURRENT	-	-	1,574	860

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
ICMS (STATE VAT)	58	57	936,354	859,080
TAXES ON OPERATING REVENUES (COFINS/PIS)	4,283	4,074	145,762	151,583
OTHER	3	2	21,820	15,879
TOTAL	4,344	4,133	1,103,936	1,026,542
CURRENT	4,344	4,133	479,399	443,348
NONCURRENT		-	624,537	583,194

In 2003 the subsidiary Brasil Telecom S.A paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installment (PAES). The amount divided into installments through REFIS totaled R$14,753, with the period for amortization established at 17 monthly payments, and the subsidiary still needs to pay R$10,921 (R$13,489 in December 31, 2003) for the remaining period of 12 months. With respect to PAES, the local amount divided into installments was R$42,909 and the period for amortization was established as 120 monthly payments, with the subsidiary still needing to pay R$43,395 (R$43,529 in December 31, 2003) for the remaining period of 111 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the subsidiary Brasil Telecom S.A has lodged appeals at the judicial level for restitution or future compensation.

The principal long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SOCIAL CONTRIBUTION TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	3,509	3,599
UNEARNED FINANCIAL INCOME	10,323	10,344	10,323	10,344
OTHER DEFERRED AMOUNTS	6,245	2	6,845	807
SUBTOTAL	16,568	10,346	20,677	14,750
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	9,746	9,998
UNEARNED FINANCIAL INCOME	28,674	28,734	28,674	28,734
SUSPENDED LIABILITIES	-	-	17,104	16,620
OTHER DEFERRED AMOUNTS	17,320	83	19,264	18,728
SUBTOTAL	45,994	28,817	74,788	74,080
TOTAL	62,562	39,163	95,465	88,830
CURRENT	23,565	84	29,244	22,747
NONCURRENT	38,997	39,079	66,221	66,083

30. DIVIDENDS, INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
MAJORITY SHAREHOLDERS	51,580	38,660	51,580	38,660
MINORITY SHAREHOLDERS	225,507	174,854	402,978	284,034
TOTAL OF SHAREHOLDERS	277,087	213,514	454,558	322,694
EMPLOYEE PROFIT SHARING	3,168	2,420	37,653	51,426
TOTAL	280,255	215,934	492,211	374,120

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
FINANCING	545,824	545,811	3,846,523	3,391,696
ACCRUED INTEREST	96,512	106,195	436,747	398,306
TOTAL	642,336	652,006	4,283,270	3,790,002
CURRENT	200,232	213,990	1,723,534	1,696,958
NONCURRENT	442,104	438,016	2,559,736	2,093,044

Financing

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
BNDES	-	-	1,912,818	1,975,036
DEBENTURES	641,813	651,492	1,599,540	1,571,439
FINANCIAL INSTITUTIONS	-	-	766,412	238,059
SUPPLIERS	523	514	4,500	5,468
TOTAL	642,336	652,006	4,283,270	3,790,002

Financing denominated in local currency: pay fixed interest rates of 14%p.a. and variable interest rates based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a., resulting in an average rate of 15.4% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% and 9.38% p.a., resulting in an average rate of 8.39% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.66% p.a. The LIBOR rate on March 31, 2004 for semiannual payments was 1.16% p.a.

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$641,813, will be amortized in three installments, maturing in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a. will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.:(i) First public issue - 50.000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000 and issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution to the maturity of the debentures; and (ii) Second Public Issue - 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
2005	192,697	195,617	697,622	755,434
2006	249,330	242,315	750,763	777,391
2007	77	84	487,670	520,628
2008	-	-	14,018	13,532
2009	-	-	13,172	12,688
2010	-	-	13,172	10,313
2011 and after	-	-	583,319	3,058
TOTAL	442,104	438,016	2,559,736	2,093,044

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	03/31/04	12/31/03	03/31/04	12/31/03
TJLP (Long-term interest rate)	641,813	651,492	2,318,160	2,417,518
UMBNDES (BNDES Basket of Currencies)	-	-	197,291	209,011
UMBNDES HEDGE	-	-	39,180	44,895
CDI	-	-	957,727	919,947
US DOLLARS	523	514	723,967	146,645
US DOLLARS HEDGE	-	-	7,693	9,809
IGP-M	-	-	19,875	21,739
OTHER	-	-	19,377	20,438
TOTAL	642,336	652,006	4,283,270	3,790,002

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

The Subsidiary has hedge contracts on 7.53% of its dollar-denominated loans and financing with third parties and 78% of the debt in UMBNDES (basket of currencies) with the BNDES, to hedge against significant fluctuations in the quotation of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES - WIRELESS SERVICES

The subsidiary Brasil Telecom S.A represented by the terms signed by Brasil Telecom Celular S.A., with ANATEL, to offer SMP services for the next the fifteen years in the same area of operation where Brasil Telecom S.A has a concession for the fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the year 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% p.m. The update liability is R$223,495 (R$211,847 at December 31, 2003).

33. PROVISIONS FOR PENSION PLANS

Liability constituted by the Subsidiary Brasil Telecom S.A., due to the actuarial deficit of the social security plans managed by FCTR and to SISTEL foundations, appraised by independent actuaries and in agreement with Deliberation CVM 371/00. On the constituted liability the effects of the variation of added INPC of interests of 6% p.a. are recognized, in agreement with the accrual basis, being registered in the result in the quarter the value of R$16,097. The contributions pay to FCRT in the quarter totaled R$25,200.

The funds for sponsored supplementary pensions are detailed in Note 6.

CONSOLIDATED
	03/31/04	12/31/03
FCRT - BrTPREV	495,247	504,404
SISTEL - PAMEC	1,740	1,686
TOTAL	496,987	506,090
CURRENT	28,022	28,022
NONCURRENT	468,965	478,068

34. DEFERRED INCOME

There are contracts signed by Brasil Telecom S.A. and its subsidiaries, related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	03/31/04	12/31/03
2004	1,508	1,976
2005	1,910	1,875
2006	807	772
2007	807	772
2008	807	772
2009	807	771
2010	806	771
2011 and after	4,024	3,722
TOTAL	11,476	11,431

35. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/04	12/31/03	03/31/04	12/31/03
SELF-FINANCING FUNDS	-	-	24,143	24,087
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	-	-	6,291	7,818
LIABILITIES WITH OTHER TELECOM COMPANIES	-	-	9,487	11,033
LIABILITIES FROM ACQUISITION OF ASSETS	-	-	37,502	56,044
LIABILITIES FOR ACQUISITION OF TAX CREDITS	-	-	20,898	20,898
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	-	-	7,791	9,538
CPMF - SUSPENDED COLLECTION	-	-	23,352	22,913
PREPAYMENTS	-	-	1,063	8,764
OTHER TAXES PAYABLE	-	-	150	185
OTHER	326	204	1,529	3,577
TOTAL	326	204	132,206	164,857
CURRENT	326	204	72,232	83,559
NONCURRENT	-	-	59,974	81,298

Self-financing Funds

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company - Rio Grande do Sul branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in art. 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment in cash or as compensation in installments in invoices for services, to engaged subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases settlements were agreed or there are judicial rulings.

36. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of their network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds ceased to exist, and the existing consolidated amount of R$7,974 (R$7,974 in 12/31/03) is derived from plans sold prior to the publication of the administrative rule, the corresponding assets of which are already incorporated in the fixed assets through the Community Telephone Plans - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the lawsuits brought by the interested parties.

37. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operational income, is as follows:

CONSOLIDATED
	03/31/04	03/31/03
OPERATING INCOME	41,850	(8,357)
FINANCIAL EXPENSES, NET	251,564	356,265
DEPRECIATION	588,610	519,955
AMORTIZ. OF GOODWILL IN AQUIS. OF INVESTIMENTS (1)	10,064	470
EBITDA	892,808	868,333

NET OPERATING INCOME	2,075,295	1,873,658

MARGIN EBITDA	43.0%	46.3%
(1)

It does not include the amortization of special goodwills of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the nonoperating income

38. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

Contracting of financing

On March 24 2004, the Company signed a contract for financing with a syndicate of Japanese banks led by Sumitomo Mitsui Banking Corporation - SMBC, with guarantees from the Japan Bank for International Cooperation - JBIC. The effects of this contracting was entered in the accounting records after the closing of the quarter, and coincided with the receipt of the funds on April 30 and May 3, 2004. The contracted amount, destined for financing the Company’s investments, was ¥ 21,572,000,000.00 (Twenty-one billion, five hundred and seventy-two million Japanese yen), corresponding to the credited amount of R$577,240. The grace period is for two years and amortization will occur in 10 consecutive, half-yearly payments, with the first payment falling due on September 24, 2006 and the last on March 24, 2011. Remuneration is the Iene six-month LIBOR plus interest at 1.92% p.a. Payment of interest is six-monthly, always falling due on September 24 and March 24 of each year.

39. SUBSEQUENT EVENT

Acquisition of Interests in MTH do Brasil Ltda. and Vant Telecomunicações S.A.

On January 20, 2004, the Subsidiary Brasil Telecom S.A. manifested before MetroRED Telecommunications Group Ltd. and FTT Ventures, Limited (“FTT”), as well as before Aescom Sul Ltd., its intention to exercise the options of purchase of the remaining capital, respectively, of MTH of Brazil Ltd. (“MTH”), holder of 99.9% of the capital of MetroRED Telecommunications Ltd. (“MetroRED Brasil”) and of Vant Telecomunicações S.A. (“Vant”), companies in which the Subsidiary had already acquired 19.9% of the capital.

The transfers of control of MetroRED Brasil and of Vant to Companhia were approved respectively in meetings of the Council of Directors of ANATEL, held on April 28 and May 5, 2004.

Thus, MetroRED and FTT, through the signing of the competent instruments, transferred to the company on May 13, 2004, the quotas representing 80.1% of the capital of MTH and 01 (one) quota of MetroRED Brasil, receiving in consideration thereof the price of US$51,000,000.00 (fifty-one million US dollars). Similarly, Aescom, through the signing of the competent instruments, transferred to the Company on May 13, 2004, the shares representing 80.1% of the capital of Vant, receiving in consideration thereof the price of R$15,575. With the conclusion of these transactions, Brasil Telecom S.A. became, directly and indirectly, the titleholder of the total capital of MTH and, consequently, of MetroRED Brasil, and also of the total capital of Vant.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 339 km of local networks in São Paulo, Rio de Janeiro, and Belo Horizonte and 1,485 km of long distance network connecting these three major metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added-value services.

Vant is a service provider company for corporate networks, founded in October 1999. Initially with focus on TCP/IP networks, Vant began in Brazil with a network 100% based in this technology. Vant operates throughout Brazil, and is present in the main Brazilian capitals and offers a wide portfolio of voice and data products.

The above mentioned acquisitions are founded on the strategy for expansion by Brasil Telecom S.A. outside Region II, due to its positioning in the corporate market, its focus on data transmission services and on the complementation of its networks with the Brasil Telecom S.A.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
1	TOTAL ASSETS	17,096,149	16,321,176
1.01	CURRENT ASSETS	5,880,846	4,681,106
1.01.01	CASH AND CASH EQUIVALENTS	2,920,483	1,956,656
1.01.02	CREDITS	1,922,238	1,859,713
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,922,238	1,859,713
1.01.03	INVENTORIES	7,461	8,042
1.01.04	OTHER	1,030,664	856,695
1.01.04.01	LOANS AND FINANCING	2,439	2,446
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	785,466	701,025
1.01.04.03	JUDICIAL DEPOSITS	117,979	40,367
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	OTHER ASSETS	124,780	112,857
1.02	NONCURRENT ASSETS	1,564,562	1,623,588
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	8,326	6,965
1.02.02.01	FROM ASSOCIATED COMPANIES	8,326	6,965
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,556,236	1,616,623
1.02.03.01	LOANS AND FINANCING	134,342	132,557
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	802,859	867,673
1.02.03.03	JUDICIAL DEPOSITS	403,052	417,613
1.02.03.04	INVENTORIES	16,815	19,053
1.02.03.05	OTHER ASSETS	199,168	179,727
1.03	PERMANENT ASSETS	9,650,741	10,016,482
1.03.01	INVESTMENTS	329,945	338,559
1.03.01.01	ASSOCIATED COMPANIES	97,485	97,485
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	232,460	241,074
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,689,881	9,031,797
1.03.03	DEFERRED CHARGES	630,915	646,126

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2004	4 - 12/31/2003
2	TOTAL LIABILITIES	17,096,149	16,321,176
2.01	CURRENT LIABILITIES	4,345,366	3,747,173
2.01.01	LOANS AND FINANCING	565,715	563,112
2.01.02	DEBENTURES	1,157,819	1,133,846
2.01.03	SUPPLIERS	1,054,744	936,110
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	508,643	466,095
2.01.04.01	INDIRECT TAXES	479,399	443,348
2.01.04.02	TAXES ON INCOME	29,244	22,747
2.01.05	DIVIDENDS PAYABLE	454,558	322,694
2.01.06	PROVISIONS	358,210	76,531
2.01.06.01	PROVISION FOR CONTINGENCIES	330,188	48,509
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	245,677	248,785
2.01.08.01	PAYROLL AND SOCIAL CHARGES	62,712	61,907
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	73,080	51,893
2.01.08.03	EMPLOYEE PROFIT SHARING	37,653	51,426
2.01.08.04	OTHER LIABILITIES	72,232	83,559
2.02	LONG-TERM LIABILITIES	4,382,651	4,180,708
2.02.01	LOANS AND FINANCING	2,118,015	1,655,451
2.02.02	DEBENTURES	441,721	437,593
2.02.03	PROVISIONS	834,278	1,128,537
2.02.03.01	PROVISION FOR CONTINGENCIES	365,313	650,469
2.02.03.02	PROVISION FOR PENSION PLAN	468,965	478,068
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	988,637	959,127
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,862	7,871
2.02.05.02	SUPPLIERS	1,574	860
2.02.05.03	INDIRECT TAXES	624,537	583,194
2.02.05.04	TAXES ON INCOME	66,221	66,083
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	223,495	211,847
2.02.05.06	OTHER LIABILITIES	59,974	81,298
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	11,476	11,431
2.04	MINORITY INTERESTS	2,219,981	2,244,537
2.05	SHAREHOLDERS’ EQUITY	6,136,675	6,137,327
2.05.01	CAPITAL	2,568,240	2,544,432
2.05.02	CAPITAL RESERVES	337,210	361,018
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	898,043	898,043
2.05.04.01	LEGAL	195,073	195,073
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	702,970
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,333,182	2,333,834

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2004 TO 03/31/2004	4 - FROM 01/01/2004 TO 03/31/2004	5 - FROM 01/01/2003 TO 03/31/2003	6 - FROM 01/01/2003 TO 03/31/2003
3.01	GROSS REVENUE	2,908,844	2,908,844	2,609,267	2,609,267
3.02	REVENUE DEDUCTIONS	(833,549)	(833,549)	(735,609)	(735,609)
3.03	NET REVENUE	2,075,295	2,075,295	1,873,658	1,873,658
3.04	COST OF SERVICES RENDERED	(1,335,935)	(1,335,935)	(1,183,371)	(1,183,371)
3.05	GROSS PROFIT	739,360	739,360	690,287	690,287
3.06	OPERATING INCOME (EXPENSES)	(697,510)	(697,510)	(698,644)	(698,644)
3.06.01	SELLING EXPENSES	(221,473)	(221,473)	(175,170)	(175,170)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(230,432)	(230,432)	(173,610)	(173,610)
3.06.03	FINANCIAL	(251,564)	(251,564)	(356,265)	(356,265)
3.06.03.01	FINANCIAL INCOME	129,986	129,986	102,893	102,893
3.06.03.02	FINANCIAL EXPENSES	(381,550)	(381,550)	(459,158)	(459,158)
3.06.04	OTHER OPERATING INCOME	349,863	349,863	58,430	58,430
3.06.05	OTHER OPERATING EXPENSES	(343,904)	(343,904)	(52,029)	(52,029)
3.06.06	EQUITY IN SUBSIDIARIES	0	0	0	0
3.07	OPERATING INCOME (LOSS)	41,850	41,850	(8,357)	(8,357)
3.08	NONOPERATING INCOME (EXPENSES)	(51,526)	(51,526)	(47,739)	(47,739)
3.08.01	REVENUES	6,535	6,535	15,947	15,947
3.08.02	EXPENSES	(58,061)	(58,061)	(63,686)	(63,686)
3.09	INCOME (LOSS) BEFORE TAXES/ PROFIT SHARING	(9,676)	(9,676)	(56,096)	(56,096)
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	(13,937)	(13,937)	8,716	8,716
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/ CONTRIBUTIONS	(12,870)	(12,870)	(9,917)	(9,917)
3.12.01	PARTICIPATIONS	(12,870)	(12,870)	(9,917)	(9,917)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	155,778	155,778	205,775	205,775
3.14	MINORITY INTERESTS	(44,947)	(44,947)	(47,107)	(47,107)
3.15	NET INCOME FOR THE PERIOD	74,348	74,348	101,371	101,371
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	358,558,641	358,558,641	355,650,776	355,650,776
	EARNINGS PER SHARES	0.00021	0.00021	0.00029	0.00029
	LOSS PER SHARES

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 1st QUARTER 2004

The performance report presents the consolidated figures of Brasil Telecom Participações S.A. and its subsidiaries, as mentioned in Note 1 in these quarterly information

Operating performance

Plant

OPERATING DATA	1Q04	4Q03	1Q04/4Q03 (%)

Lines Installed (Thousand)	10,701	10,686	0.1
Additional Lines Installed (Thousand)	14	9	60

Lines In Service - Les (Thousand)	9,724	9,851	(1.3)
- Residential	6,988	7,166	(2.5)
- Non-Residential	1,469	1,566	(6.2)
- Public Telephones - Tup (Thousand)	296	296	-
- Prepaid	282	266	5.8
- Other (Includes Trunks)	689	557	23.9
Additional Lines In Service (Thousand)	(127)	42	N.A.

Average Lines In Service - Lmes (Thousand)	9,787	9,830	(0.4)

Density of Terminals in Service/100 Inhabitants	23.1	23.4	(1.3)
Public Telephones - Tup (Thousand)	7.0	7.0	(0.1)
Density of Public Telephones - Tup/100 Lines Installed	2.8	2.8	(0.2)

Utilization Rate (In Service/Installed)	90.9%	92.2%	(1.3)p.p.

Digitalization Rate	99.5%	99.0%	0.5p.p.

ADSL Lines in Service (Thousand)	325	282	15.3

Lines Installed	In the 1Q04, Brasil Telecom installed 14.2 thousand lines, ending the quarter with 10.7 million terminals. In relation to 1Q03, the plant registered an increase of 92.5 thousand lines.

Lines in Service

Plant in service totaled 9.7 million lines in the 1Q04. In this quarter, the Company started a process of delinquent line detailing, disconnecting 150 thousand lines which have no prospect of returning to the active base in the medium term. Therefore, the utilization rate was reduced to 90.9%. This process will remain strictly operative throughout the next quarters.

ADSL	Brasil Telecom practically doubled its ADSL accesses in service in just a year, reaching 324.9 thousand accesses at the end of 1Q04.

Goals

Quality Goals

On February and March 2004, Brasil Telecom accomplished all of the quality goals predicted in the General Plan of Quality Targets established by Anatel in relation to the offering of switched fixed telephony service, in long-distance and local segments.

During January 2004, Brasil Telecom did not reach two quality targets due to problems in the network routes of some mobile carriers, causing a loss of calls due to traffic jams, which contributed to the failure in meeting the call completion target.

Universalization Goals

At a meeting held by Anatel’s Board of Directors on January 14 and 15, 2004, Brasil Telecom received approval for the achievement of the universalization targets.

Following the approval, Brasil Telecom started to offer inter-regional and international long-distance services on January 22, 2004. In relation to the Personal Communication Service (PCS), Anatel authorized Brasil Telecom to use the radio frequency for its mobile operation.

Traffic

OPERATING DATA	1Q04	4Q03	1Q04/4Q03 (%)

Exceeding Local Pulses (Million)	2,586	2,927	(11.7)

Domestic Long Distance Minutes (Million)	1,534	1,559	(1.7)

Fixed-Mobile Minutes (Million)	1,037	991	4.7

Exceeding Pulses/Average LIS/Month	88.1	99.3	(11.6)
DLD Minutes/Average LIS/Month	52.2	52.9	(1.2)
Fixed-Mobile Minutes/Average LIS/Month	35.3	33.6	5.1

Exceeding Local Pulses

Due to the typical seasonal effect in the first quarter of every year, the local traffic dropped 11.7, influenced by:

  The fewer business days in the quarter (62 days in the 1Q04 against 65 days in the 4Q03);
  The economic slowdown noted in the period, which affects the purchase power and the level of confidence of the consumers;
  The effects of aggressive promotions to sell pre-paid phones during Christmas time.
It is worth noting that, as those credits end, the negative impact on local traffic decreased. Starting in March, this effect was no longer noted.

DLD Traffic

In the 1Q04, Long-Distance Traffic (LD) decreased 1.7% in comparison with the previous quarter. Even though the volume of traffic is lower, as a result of the seasonal effect and economic slowdown, Brasil Telecom increased its share in the long-distance market. This increase was leveraged by the launch of the inter-regional and international long-distance service operation.

DLD Market Share

In just two months of operation, Brasil Telecom gained a 26.5% market share in the inter-regional segment and a 15,0% market share in the international segment.

Leveraged by the success of the campaigns developed for the inter-regional and international service operation, using the CSC 14, the LD market share of Brasil Telecom increased by 1.8 p.p. in intra-regional and 0.4 p.p. in the intra-sector segment. In the intra-sector segment, market share reached 89.9% in the 1Q04, while in the intra-regional segment, Brasil Telecom reached 77.8%.

Traffic Inter-Networks

Inter-networks traffic grew 4.7% in the 1Q04, mainly due to the increase of 7.4% in mobile plant of Region II.

Of the total inter-network traffic, 84.7% refers to VC-1 calls, 12.1% to VC-2 calls and 3.2% to VC-3 calls. There was an increase of VC-2 traffic, which rose its share from 6.7% in the 4Q03 to 12.1% in the 1Q04, while the VC-3 rose its share from 1.6% in the 4Q03 to 3.2% in the 1Q04, resulting from the increase of mobile long-distance calls with CSC 14.

Tariffs

Higher Justice Court Decision keeps IPCA Adjustment

The last decision of Higher Justice Court in relation to the rate readjustment did not alter the current situation in relation to the percentages granted and applied on June 29, 2003. It is worth mentioning that the merit of the question has not yet been judged.

Inter-network Adjustment	Anatel authorized, on February 9, 2004, the fixed-mobile tariff adjustments. The average adjustments were 6.99% and 9.17% for VC and VU-M tariffs, respectively.

Subsidiaries

Brasil Telecom Celular

The Board of Anatel approved, at a meeting held on January 14, 2004, the accomplishment of the universalization targets of Brasil Telecom. Thus, Brasil Telecom Celular was authorized to operate is PCS license. This authorization was published in the Federal Official Journal on January 19, 2004.

The coverage was scaled giving priority to the regions with higher GDP and it will be expanded to the other locations over the next months. By exceeding the targets specified by Anatel, in December 2003, Brasil Telecom Celular already covered at least 50% of the metropolitan area of all 10 capital cities within Region II, with 146 installed BTSs. Brasil Telecom Celular estimates to cover, by the beginning of the second half of 2004, at least 345 locations, by offering top quality mobile telephony to these locations.

At the completion of this project, Brasil Telecom Celular will offer to its future subscribers a coverage which is broader than that of Band B in certain regions, becoming the largest GSM coverage in Region II.

In order to reach these objectives, R$54.4 million were invested in the 1Q04, totaling R$163.6 million in investments since the beginning of the project.

Nowadays, Brasil Telecom Celular counts on approximately 16 thousand clients, which resulted from the “Our Cellphone” (Nosso Celular) project, when Brasil Telecom’s employees, their families and friends were able to acquire cell phones in special financing conditions.

The main platforms that will be used to provide the mobile service (prepaid service, voice mail, short messages - SMS, multimedia messages - MMS, other data service platforms - WAP, OTA, Middleware and anti-fraud) are already being implemented and integrated into the other systems and platforms of Brasil Telecom

Financial performance

Revenues

Local Service

The local service revenue, not including VC-1, reached R$1,116.9 million in the 1Q04, 5.0% below the obtained in the 1Q03.

The installation revenue totaled R$9.1 million in the 1Q04, This performance is a result of the 404.8 thousand lines activated in the quarter.

Gross revenue from basic subscription reached R$747.4 million in the quarter, a reduction of 0.2% in relation to R$748.6 million registered in the 4Q03. This variation is explained mainly by the reduction of 0.4% in the average lines in service.

Gross revenue from measured service totaled R$336.4 million in the 1Q04, a reduction of 11.2% in relation to 4Q03, basically due to the reduction of 0.4% in the average lines in service and to the drop of 11.7% in local traffic.

Public Telephony	Gross revenue from public telephony reached R$108.2 million in the 1Q04, a 6.3% reduction in comparison with 4Q03.

Domestic Long Distance

Gross revenue from long-distance calls, not including VC-2 and VC-3, reached R$382.2 million in the 1Q04, representing an 1.3% increase in comparison to 4Q03, due to the beginning of CSC 14 in the inter-regional and international connections of long distance.

In the 1Q04, revenue from inter-regional DLD hit R$21.3 million, while the revenue from ILD totaled R$5.7 million.

Inter-Networks

Gross revenue from inter-network VC-1, VC-2 and VC-3 calls reached R$702.1 million in the 1Q04, a 14.4% increase in relation to 4Q03, reflecting the increase of mobile long-distance calls using the CSC 14 and the increase of mobile plant in Region II.

The operation of CSC 14 in the calls originated from cell phones contributed with revenue of R$78.5 million in the 1Q04, against R$37.4 million in the 4Q03.

Interconnection	In the 1Q04, gross revenue from interconnection dropped 11.4% in comparison with 4Q03. This variation is explained by the increase of Brasil Telecom market share in the long-distance segments.

Lease of Means	In the 1Q04, gross revenue from lease means reached R$55.1 million, 9.6% below than the R$60,9 million registered in the 4Q03.

Data Communication

In the 1Q04, gross revenue from data communication reached R$220.5 million, stable in relation to the previous quarter.

Data communication revenues increased 2% in the 1Q04, excluding internet dial-in traffic, considering the negative effect of the seasonality in the internet utilization during the two first months of the year.

A year ago, gross revenue from data communication represented 5.4% of total revenue, while in the 1Q04 this segment represented 7.6% of total gross revenue.

Supplementary and Value-Added Services

Gross revenue from supplementary and value-added services increased 6.0% in the 1Q04, in comparison with the previous quarter, totaling R$96.5 million.

In March 2004 there was 6.0 million activated intelligent services, against 5.7 million in December 2003.

Other Revenues	In the 1Q04, other revenues reached R$36.3 million, a reduction of 8.3% amounted R$39,6.

Gross Revenue Deductions	Gross revenue deductions reached R$833.5 million in the 1Q04, representing 28.7% of gross revenue in the quarter, against 28.5% in the 4Q03.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month was R$70.7 in the 1Q04, against R$65.5 in the 1Q03, a 7.9% increase.

Costs and expenses

Costs and Operating Expenses

Operating costs and expenses totaled R$1,781.9 million in the 1Q04, against R$2,003.9 million in the previous quarter.

Cash cost (operating costs and expenses excluding depreciation, amortization, provisions and losses) was R$1,072.7 million in the 1Q04, a reduction of 1.4% in relation to the R$1,088.3 million registered in the 4Q03.

Number of Employees

At the end of 1Q04, 5,211 employees were working in fixed telephony operation at Brasil Telecom, against 5,194 in the previous quarter. This increase is a result of the 153 admissions and 136 dismissals which occurred in the period.

Brasil Telecom Celular ended 1Q04 with 265 employees, against 71 in the 4Q03, reflecting the structure period for the launching of this product.

Personnel

Personal costs and expenses reached R$95.3 million, a reduction of 34.6% in relation to the previous quarter.

Costs and expenses with personnel in the 4Q03, excluding the amount referent to the profit share of the employees (R$46.3 million), would have been R$99.4 million. Therefore, costs and expenses with personnel in the 1Q04 registered a drop of 4.2% in relation to 4Q03, excluding the effects of the employee profit share.

Productivity	At the end of 1Q04, productivity in fixed telephony was 1,866 LIS/employee, against 1,897 in the previous quarter.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$363.8 million in the 1Q04, a 0.4% reduction in relation to the previous quarter

Depreciation and Amortization

Costs and expenses for depreciation and amortization totaled R$598.7 million in the 1Q04, an 18.5% increase in comparison to 4Q03. Considering the stage of technological advance of the telecommunication equipment, Brasil Telecom decided to alter the depreciation rates of a few items to better reflect their respective useful life.

Interconnection	Interconnection costs totaled R$496.2 million in the 1Q04, an increase of 7.6% in relation to the previous quarter, reflecting the VU-M readjustment of 9.17%, authorized by Anatel in February 2004.

Advertising & Marketing	Expenses with advertising & marketing totaled R$24.1 million in the 1Q04, 14.9% less than the previous period.

PCCR/ROB

The ratio of Losses with Accounts Receivable (PCCR) with gross revenue in the 1Q04 was 3.0%, a 0.5 p.p. reduction in relation to 4Q03. PCCR totaled R$87.7 million in the 1Q04. The co-billing with mobile carriers results in a delinquency percentage above the average for other segments in which the Company operates, and also the economic slowdown in the period.

Accounts Receivable

In the 1Q04, gross accounts receivable registered an increase of R$56.2 million in relation to 4Q03.

Accounts receivable in the 1Q04 increased as a result of CSC 14 operation in the inter-regional and international segments and due to the increase of calls originated from mobile phones using the CSC 14 and to the readjustment of fixed-mobile tariffs.

By deducting allowance for doubtful accounts worth at R$176.7 million, Brasil Telecom’s net receivable accounts totaled R$1,922.2 million at the end of 1Q04.

Provisions for Contingencies

In the 1Q04, provision for contingencies totaled R$22.8 million.

The reduction of 92.6% in relation to the previous quarter derived from the contingent liabilities in the 4Q03 registered at R$245.5 million, related to the operations of the Rio Grande do Sul Branch, former Companhia Riograndense de Telecomunicações S.A. - CRT, due to events occurred prior to the acquisition of this company, such as labor, civil and tax proceedings, and court costs and success fees.

Other Costs and Operating Expenses/Revenues	Other Operating Costs and Revenues/Expenses totaled R$38.9 million in revenues in the 1Q04, a 22.2% reduction in comparison with 4Q03.

EBITDA

EBITDA of R$892,1 million	Brasil Telecom’s EBITDA was R$892.1 million in the 1Q04, 2.7% above the one registered in the 1Q03.

EBITDA Margin	Brasil Telecom’s EBITDA margin in the 1Q04 reached 43.0%.

EBITDA/Average LIS/month	In the 1Q04, EBITDA/Average LIS/month reached R$30.4, stable in relation to the one registered in 1Q03.

Financial Result

Financial Result	In the 1Q04, Brasil Telecom registered a negative net financial result excluding Interest on Shareholders’ Equity of R$95.8 million, 30.6% better than the amount registered in the 4Q03.

Interest on Shareholders’ Equity

Interest on Shareholders’ Equity (JSCP) of R$155.8 million registered in the financial result of 1Q04 refer to the credits related to 2004, as approved in Brasil Telecom S.A. and Brasil Telecom Participações S.A. Boards of Directors on December 12, 2003.

Non operating Result

Amortization of Reconstituted Goodwill

In 1Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow and on the distribution of dividends), accounted for as non-operating expenses.

Indebtness

Total Debt

At the end of March 2003, total consolidated debt of Brasil Telecom was R$4.3 billion, 13.0% lower than the one registered in the 4Q03.

This increase was due to the issuance of a 10-year bond by Brasil Telecom S.A. worth at US$200 million, which bears coupon of 9.375% p.a. The interest will be paid every six months and the principal will be paid in February 2014. This transaction was the first issuance of Brasil Telecom in the international market and counts on the Political Risk Insurance (PRI) issued by the Overseas Private Investment Corporation (OPIC), an institution whose obligations are assured and honored by the US Government.

Average Cost of Debt	The consolidated debt of Brasil Telecom had an average accumulated cost of 15.1% p.a.

Net Debt	Net debt totaled R$1,362.8 million, a drop of 25.7% in relation to December 2003.

Financial Leverage	On March 31, 2004 Brasil Telecom’s financial leverage represented by the ratio of its net debt (excluding the debt with the holding company), was equal to 22.2%, against 29.9% in December.

Investments

R$(Millions)

Investments in the Permanent Assets	1Q04	4Q03	1Q04/4Q03 (%)

Network expansion	95.0	159.0	(40.3)
Conventional Telephony	45.0	62.7	(28.2)
Transmission Backbone	5.3	5.4	(2.8)
Data Network	41.0	61.2	(33.1)
Intelligent Network	0.9	19.8	(95.6)
Network Management Systems	0.3	7.6	(95.9)
Other Investments on Net Expansion	2.5	2.3	11.7
Network operation	50.2	68.2	(26.4)
Public Telephony	0.5	0.2	217.9
Information Technology	40.0	81.8	(51.1)
Expansion Personnel	21.0	18.5	13.7
Other	10.3	24.2	(55.2)

Subtotal	217.0	351.9	(38.1)

Expansion Financial Expenses	-	(0.2)	N.A.

Total	217.0	351.7	(38.1)

Investments in Permanent Assets

Investments in fixed telephony by Brasil Telecom Participações S.A. totaled R$217.0 million in the 1Q04, 38.1% lower than the amount registered in the previous quarter.

The mobile telephony investments totaled R$54.4 million throughout 1Q04, 12.1% above the ones observed in the 4Q03.

Cash Flow

Operating Cash Flow of R$752.4 million in 1Q04

The operating generation of Brasil Telecom reached R$752.4 million in the 1Q04, surpassing by 7.9% the amount registered in the 1Q03.

By deducting from the operating activities generation, the flow of investments for the period in the amount of R$150.7 million in the 4Q03, net operating generation of Brasil Telecom reached R$601.7 million in the period, against R$268.1 million in 1Q03.

Free cash flow in the 1Q04 was R$505.1 million	Free cash flow in the 1Q04 of Brasil Telecom was R$505.1 million, against R$163.5 million in 1Q03.

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
1 - ITEM	2 - NAME OF SUBSIDIARIE/ASSOCIATED COMPANIES	3 - GENERAL TA	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDERS' EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)	9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLIC HELD COMPANY	65,98	70,57
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		359,233,859	356,433,859

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLIC HELD COMPANY	99,99	0,60
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		32,625	32,625

03	NOVA TARRAFA INC.	…………..….-……	SUBSIDIARY NON-PUBLIC HELD COMPANY	100,00	0,05
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		1,003	1,003

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

The information for the period ended April 30, 2004 and 2003 were not reviewed by independent auditors.

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 04/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	83,475,727,057	62.28	14,754,873,745	6.53	98.230.600.802	27.28
Management
Board of Directors	35,264	0.00	52,566	-	87.830	-
Directors	5,513	0.00	2,030,663	-	2.036.176	-
Fiscal Board	8,926	0.00	8,930	-	17.856	-
Treasury Stock	1,480,800,000	1.10	-	-	1.480.800.000	0.41
Other Shareholders	49,075,111,443	36.61	211,250,787.076	93.47	260.325.898.519	72.30
Total	134,031,688,203	100.00	226,007,752.980	100.00	360.039.441.183	100.00
Outstanding Shares in the Market	49,075,161,146	36.61	211,252,879,235	93.47	260.328.040.381	72.31

As of 04/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,938,268,870	61.13	11,120,392,971	4.99	93,058,661,841	26.09
Management
Board of Directors	38,388	-	55,688	-	94,076	-
Directors	5,053	-	4,674	-	9,727	-
Fiscal Board	1,792	-	1,794	-	3,586	-
Treasury Stock	1,051,100,000	0.78	-	-	1,051,100,000	0.29
Other Shareholders	51,042,274,100	38.09	211,549,732,756	95.01	262,592,006,856	73.62
Total	134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00
Outstanding Shares in the Market	51,042,319,333	38.09	211,549,794,912	95.01	262,592,114,245	73.62

2. SHAREHOLDERS' HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 04/30/2004)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	71,830,504	53.59	3,491,253	1.54	75,321,757	20.92
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.15	7,840,963	3.47	14,736,645	4.09
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	53,824,702	40.16	214,675,537	94.99	268,500,239	74.58
Total	-	-	134,031,688	100.00	226,007,753	100.00	360,039,441	100.00

Distribution of the Capital from Parent to individuals level

Solpart Participações S.A.	In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,635	19.00	1,239,982	62.00	1,433,617	47.48
Telecom Italia International N.V. (*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	18	-	-	-	18	-
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*)Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers' Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,386	19.27	-	-	190,852,385	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Priv FIA	02.559.662-0001/21	Brazilian	25,219	0.005	-	-	25,219	0.005
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.005	-	-	25,219	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	-	-	-	1	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	-	-	-	1	-
Luiz Augusto Britto de Macedo	597.717.637-68	Brazilian	2	-	-	-	2	-
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45	-	-	335,488,153	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	-	-	-	6,010	-
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	-	-	-	1	-
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Verônica Valente Dantas	262.853.205-00	Brazilian	400	-	-	-	400	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	-	-	-	60	-
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	-	-	-	1	-
Daniel Valente Dantas	063.917.105-20	Brazilian	1	-	-	-	1	-
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	-	-	-	287	-
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil )

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended March 31, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil .

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

April 30, 2004

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	REFERENCE/AUDITOR	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY'S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY REPORT	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	48
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	49
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	50
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	52
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	54
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	62
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT BY THE COMPANY (NOT REVIEWED)	63
17	01	LIMITED REVIEW REPORT	66

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer